ANGEL OAK FUNDS TRUST
3344 Peachtree Road NE, Suite 1725
Atlanta, Georgia 30326

January 12, 2026

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, N.E.
Washington, D.C. 20549

Re:	Angel Oak Funds Trust (the “Trust”)
Securities Act Registration No. 333-197427
Investment Company Act Reg. No. 811-22980
Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust, on behalf of its series, Whiplight ETF (the “Fund”), respectfully requests withdrawal of Post-Effective Amendment Number 56 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed electronically with the Securities and Exchange Commission on September 15, 2025 (Accession No. 0000894189-25-006957) for the purpose of registering shares of the Fund as a new series of the Trust.

The Registration Statement has not been declared effective by the Commission, and the Trust confirms that no securities were sold in connection with the Amendment, and no prospectus contained in the Registration Statement has been distributed.

The Trust has determined that it will not proceed with the series. Based upon the foregoing, the Trust believes that withdrawal of the above-referenced Post-Effective Amendment is consistent with the public interest.

If you have any questions regarding the enclosed, please do not hesitate to contact Trust Counsel, Stephen Cohen, at +1 202.261.3304 or stephen.cohen@dechert.com.

Very truly yours,

/s/ Ward Bortz
Ward Bortz
President and Principal Executive Officer